Exhibit 3.94

Certificate of Amendment of
Certificate of Incorporation of
Reader’s Digest Sub Five, Inc.

It is hereby certified that:

1.                                      The name of the corporation is Reader’s Digest Sub Five, Inc. (the “Corporation”).

2.                                      Article First of the Certificate of Incorporation of the Corporation is hereby amended in its entirety to read as follows:

“FIRST:  The name of the corporation (hereinafter referred to as the “Corporation”) is:  Joshua Morris Publishing, Inc.”

3.                                      The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 141(f), 228(a) and 242 of the General Corporation Law of the State of Delaware.

Signed and attested to on May 23, 1991.

/s/ Charles E. Barnett
Charles E. Barnett
Vice President

Attest:

/s/ Connie K. Beck
Connie K. Beck
Secretary